PART II: ANNUAL REPORT PURSUANT TO REGULATION A

East Bay Permanent Real Estate Cooperative, Inc.

This document contains forward-looking statements and financial projections, and they could be totally wrong.

Financial projections provided in this document and elsewhere are based upon assumptions that the management of the Cooperative believes to be reasonable. However, given all of the risks summarized in this document and in our Offering Circular (described below), and other unpredictable factors impacting the Cooperative, the projections should be viewed merely as financial possibilities and not as a prediction or guarantee of future performance.

Specifically, this document contains forward-looking statements (a term defined in Section 27A of the Securities Act), which tend to include words like “believe,” “may,” “will,” “could,” “would,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “hope,” or the negative or plural of these words or similar expressions. With these statements, we aim to project our revenues, income or loss, capital expenditures, business relationships, financing, property acquisitions, and plans for future operations. Such statements are based upon management’s current expectations, beliefs, and assumptions about future events, and therefore involve a number of risks and uncertainties.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Cooperative nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Cooperative undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations.

Details of “Risk Factors” identified by management that can and will affect the accuracy of these forward-looking statements are included in the Cooperative’s Offering Circular dated August 22, 2022, as amended, filed in connection with the Cooperative’s Offering Statement on SEC Form 1-A POS, most recently qualified by the SEC on September 27, 2022. Such Risk Factors may be updated from time to time in the Cooperative’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. You should read this Annual Report, as well as the Offering Circular and all related documents with the understanding that the Cooperative’s actual future results, performance, events, and circumstances may be very different from what the Cooperative expects.

Item 1: DESCRIPTION OF BUSINESS AND ACTIVITIES

East Bay Permanent Real Estate Cooperative, Inc. is a California Cooperative Corporation. In this document, we also refer to it as “East Bay Permanent Real Estate Cooperative” or “EB PREC” and the terms “we,” “us,” “our,” “Cooperative,” “management,” or similar terms.

Mission and Background

East Bay Permanent Real Estate Cooperative’s mission is to facilitate Black, Indigenous, People of Color, and allied communities to cooperatively organize, finance, purchase, occupy, and steward properties, taking them permanently off the speculative market, creating community controlled assets, and empowering our communities to cooperatively lead a just transition from an extractive capitalist system into one where communities are ecologically, emotionally, spiritually, culturally, and economically restorative and regenerative.

We were formed in recognition that the Bay Area’s vibrant, diverse communities are rapidly being displaced. In 1980, Black people were by far the largest ethnic group in Oakland, accounting for 46% of Oakland’s population1. By 2015, the Black population had fallen to 25.4%, and is now the 3rd largest demographic, following White (26.9%) and Hispanic (26.1%).2 Similar stories are unfolding across the country. We believe the only way to disrupt this pattern is to center communities of color in leading a just transition that conserves cultural assets and permanently protects land from speculative markets.

Approach

We’ve created an approach to stabilizing and preserving the heritage of our community through a participatory model of real estate acquisition and neighborhood development. Our model of real estate development is grassroots-led, rather than top-down. EB PREC engages everyday people in organizing, financing, acquiring, and stewarding land and housing.

1 https://www.sfgate.com/bayarea/article/25-drop-in-African-American-population-in-Oakland-2471925.php

2 http://www2.oaklandnet.com/oakca1/groups/ceda/documents/agenda/oak069022.pdf

EB PREC’s staff supports and provides technical and financial assistance to groups of community members who coalesce around the acquisition of properties, including homes, multi-unit buildings, land, cultural spaces, and commercial properties. The group (referred to by EB PREC as an “owner group” or “organizing group”) then organizes neighbors and other community members to support the project by becoming Owners of EB PREC. Financing from the sale of Investor Owner Shares will often be combined with other forms of financing like loans from community banks or credit unions, to enable EB PREC to purchase the property.

EB PREC then acquires title, permanently protecting the property from the speculative market, while over time delegating the governance of the property to small democratic groups of residents. EB PREC collaborates with residents to set rents – not for the purpose of generating profit – but with the goal of keeping real estate affordable by operating at-cost and returning surplus to residents. The rents are calculated with the goal of covering the financing, acquisition, and operational costs of each project. These residents also become Resident Owners of the Cooperative, giving them the right to vote and other matters on a one member, one vote basis. One Director is elected exclusively by Resident Owners to ensure representation on our Board of Directors.

Primary Activity

EB PREC’s primary business activity is to buy, rehabilitate, steward, and manage real estate, while sustaining EB PREC’s operations with rental income from the properties. EB PREC’s unique model of development engages community members and local organizations in the visioning and planning process for each property, meaning that each property has a group of people personally “invested” in the success of the project.

While the real estate market is cyclical and can be unpredictable, EB PREC is uniquely situated to reduce risk in our portfolio over time for various reasons.

●	By co-managing our properties with EB PREC’s Resident Owners, we are likely to have lower turnover, better property upkeep, and be able to better anticipate and proactively address problems through active communication and relationship building with residents.
●	The Cooperative is building strong relationships with local community land trusts, affordable housing developers, attorneys, and housing rights organizations. These partnerships will help us access skills, professional expertise, financing, and economies of scale.

Secondary Activities

EB PREC has taken on secondary business activities, most emerging from the deep connections EB PREC has built with local government, community members, and organizations, in order to carry out its mission. EB PREC’s secondary activities include:

EDUCATION

EB PREC has contracted with and been paid by both the Law Center and Northern California Land Trust (NCLT) to develop educational curriculum, classes, and events related to community stewardship of land and housing. For example, NCLT hired EB PREC to develop and host a resident training program for the Co-op 789 real estate project described elsewhere in this document. The City of Oakland has also hired EB PREC to design and implement the anti-displacement outreach, education, and organizing portion of the $28,000,000 Transformative Climate Communities (TCC) “Better Neighborhoods, Same Neighbors” grant they received from the Strategic Growth Council.

COMMUNITY EVENTS

EB PREC hosts many community gatherings, discussions, book clubs, and other events. These community events create a small income stream to the Cooperative, because they grow the number of EB PREC’s Community Owners, who, upon joining, make regular financial contributions to EB PREC.

PUBLIC SPEAKING

EB PREC has received a small stream of earned income in the form of fees and honorariums for public speaking events and presentations.

TECHNICAL ASSISTANCE AND CONSULTING

Staff of EB PREC are providing or have provided in-depth technical assistance to local organizations with similar or overlapping goals, including the East Oakland Grocery Cooperative, Oakland’s Black Cultural Zone, BlacSpace Cooperative, Justice Funders, and Alena Museum. In addition, EB PREC staff have done paid consultations with groups throughout the continent, such as a real estate project in Montreal seeking to model itself off EB PREC, a consultation in Jackson Mississippi with New West Jackson Cooperative, and a consultant role with the Local Initiatives Support Corporation (LISC), a Community Development Financial Institution to organize a West Oakland equitable development advisory committee for the 7th Street Corridor. EB PREC also consulted with the City of Oakland as the City developed a program to support low income homeowners to obtain loans and navigate the permit and construction process in order to create more affordable housing stock in Oakland.

In 2022 EB PREC created an official “Owner Group” process where members of the Cooperative can create affinity groups within the Cooperative to work toward certain goals, like acquiring a property, or supporting an initiative. These groups will have increased access to staff for technical assistance, and will help us differentiate and prioritize assistance to Cooperative members and their projects.

COALITION-BUILDING

EB PREC staff is active in many local and regional housing justice organizations and coalitions, including the Black Cultural Zone Collaborative, the People’s Land and Housing Alliance, the Regional Tenant Organizing Network, and the Oakland Property Acquisition Collaborative. To date, much of this work has been unpaid, and although this requires the time and capacity of our staff and organizers, we continue to believe that it is an important use of these resources. In 2022 and 2023 EB PREC applied for and participated in two training programs: CalCORE, hosted by Community Vision and Genesis LA; and Preservation Academy, hosted by Enterprise community partners, both of which included coalition building and training, as well as stipends for our participation. Additionally the consulting work with LISC (mentioned above) centers around coalition building through an advisory committee of local stakeholders to the 7th St. Corridor.

Staffing and Support

CURRENT STAFFING AND SUPPORT

As of April 2025, 14 individuals worked full time on projects for the Cooperative, and an additional 7 worked part time on EB PREC initiatives. The Cooperative directly employs 13 full-time employees, and one part-time employee. In addition, the Law Center employs 6 people who work part-time to support with EB PREC’s development and legal needs, in addition to Noni Session, who is employed full-time as our Executive Director to support the work of EB PREC and related education and organizing, under a project fiscally sponsored by the Law Center, called Collective Action and Land Liberation Institute.

Aside from EB PREC and Law Center employees, EB PREC meets regularly with Gundzik Gundzik Heeger LLP for support with securities law compliance, and with attorney Daniel Rollingher for real estate legal support.

The Cooperative has also contracted with Studio KDA to provide architectural services for Esther’s Orbit Room.

HIRING PLANS

We do not currently have plans to hire more staff in 2025.

What is Unique About EB PREC’s Corporate Structure?

EB PREC is a California Cooperative Corporation, which is described in the California Corporations Code sections 12200-12704.  According to section 12201 of the Code, “such corporations are democratically controlled and are not organized to make a profit for themselves, as such, or for their members, as such, but primarily for their members as patrons.” As such, Investor Owners should not view the purchase of Investor Owner Shares as an opportunity to profit in the way that investors in conventional stock corporations might. Rather, Investor Owners are providing low-cost capital to support the work EB PREC does for the community, staff, and residents.

Structure and Governance

EB PREC has a unique legal, governance, and financial structure that is best understood by reading our cartoon Bylaws, attached to this document as Exhibit 2.b. We have written these Bylaws with the goal that all Owners read, understand, and feel empowered by our structure.

Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, EB PREC could be described as a “movement cooperative,” because it is designed not only to provide housing and affordable real estate, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership.

To this end, EB PREC has 4 categories (or “classes”) of Owners (or “members”), each with different rights, qualifications, responsibilities, and ways of participating in EB PREC:

1.	Community Owners
2.	Investor Owners
3.	Resident Owners
4.	Staff Owners

The securities being sold through this Offering enable people to become Investor Owners. Our three other classes of members and their rights and liabilities are detailed in our Bylaws and described briefly below:

Community Owners have voting rights. Like all of our Owners, Community Owners each get one vote at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Community Owners have the exclusive right to select one member of our board, the “Community Director”, and share voting power with all other owner types in electing our Treasurer and President. Community Owners pay non-refundable dues, which can be as little as $10 per year. Community Owners have no financial interest in the cooperative. In other words, they have no right to receive dividends nor return of their dues, and their memberships are not eligible for conversion or redemption. Community Owners must be rooted in the East Bay, and must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Resident Owners also have voting rights, with one vote each at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Resident Owners have the exclusive right to select one member of our board, the “Resident Director”, and share voting power with all other owner types in electing our Treasurer and President. Resident Owners also have rights regarding occupancy of property owned by the cooperative, and may or may not have financial rights and responsibilities. Resident Owners who do not make financial contributions for their right to occupy (for example dependents whose caregivers pay for the space) do not have any financial rights or responsibilities particular to the Cooperative. Resident Owners who do make financial contributions may benefit from patronage refunds, in which surplus may be rebated to those residents based on the income and expenses related to their residence. We call this refund “limited equity”, although it differs from the conventional use of the term “equity.” When a Resident Owner terminates their ownership, they will receive any patronage refunds not yet distributed to them, in accordance with the slide 47 of our Bylaws “Paying Owners When they Leave”. Resident Owners must be residents of our properties in the East Bay, and must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Staff Owners also have voting rights, with one vote each at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Staff Owners have the exclusive right to select a member of our board, the Secretory (also called the “Staff Director”), and share voting power with all other owner types in electing our Treasurer and President. Staff owners are paid for their labor, but do not have any profit-sharing or patronage rights. Staff Owners take on a high level of responsibility and accountability at the Cooperative. Except as otherwise provided, the Board delegates management of the Cooperative to Staff Owners. Staff Owners are responsible for facilitating democratic decision-making and moving the Cooperative toward our mission and vision, for hiring and removing staff, for maintaining clear and transparent communication, and to otherwise manage the organization. Staff Owners must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

You should read this section in conjunction with EB PREC financial statements. See EB PREC Audit Reports for 2023 and 2024 at the end of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Offering Circular.

Grant Funding of EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $10,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of furthering the mission of both EB PREC and the Law Center. The Law Center receives grants on behalf of EB PREC with an agreement that they pay EB PREC to carry out future work. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

The Law Center distributed $750,000 to EB PREC in 2023 and an additional $450,000 in March 2025; and as of April 2025, is holding an additional $3,810,336 in grant funding (income) for the purposes of developing EB PREC, which may be disbursed upon request by EB PREC. See the Exhibits 6.f, 6.g, 6.h, and 6.i for multiple contracts between the Law Center and EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

4-Year TCC Grant For Anti-Displacement Work

In addition to general operating grant support, EB PREC was awarded, in partnership with the City of Oakland and many other co-applicants, the Thriving Climate Communities (TCC) Grant from the Strategic Growth Council, for a total of over $28 million, for work to take place between 2021 and 2024 under TCC. Of this total, EB PREC was allocated up to $786,000 total between 2021 and 2024 to carry out anti-displacement organizing and education throughout deep East Oakland, in partnership with the City of Oakland and the Black Cultural Zone. Due to delays in many of the partner’s projects, the partners and the Strategic Growth Council agreed to extend the grant period through the end of 2025, however EB PREC was on track and completed its grant deliverables, and spent down its budget, by the end of 2024. Thus as of the end of 2024 we have ended our participation in the grant activities, save for our final report and ongoing reporting and administration. We continue to stay connected with the City of Oakland project manager, who has expressed interest in exploring opportunities to continue anti-displacement work with EB PREC through other programs.

2023-2024 Property Purchases

THE BARN: In September of 2023, we purchased “the Barn”, our 5th property. The Barn is located right next to Esther's Orbit Room and is part of our larger mission to revive and activate the 7th St. Corridor in West Oakland. The building, totaling 2,300 sq ft with a mezzanine, new roof, new plumbing and ADA bathrooms, is a warm shell ready for a tenant to design and build out of the interior. Commercial occupants of the Barn may become co-owners of EB PREC, and lead the decision making and culture setting of their very own arts & culture communities. When complete, the Barn build-out will also add commercial space to our ecosystem, providing living wage jobs, healthy food, healing arts, and safe cultural space for our BIPOC community in West Oakland.

PIPPIN STREET: We completed the Pippin Street property purchase in October 2023–our highly mission-aligned and deeply impactful 6th acquisition. Pippin Street is our second multi-unit residential property - our largest to date, with 10 2-bedroom 1-bathroom units. Ownership of the building, which houses BIPOC residents who have lived there for 10+ years, had been passed from one absentee investor to another for years and left it in a state of disrepair. We have been busy welcoming Pippin St.'s residents into our cooperative and working together to co-create a dignified standard of living for all of our new Resident Owners, including a new roof that doesn’t leak, mold remediation in multiple units, new electrical sub-panels in all units, and many smaller repairs and updates across all ten units.

The final page of our audited financials shows schedules related to the Pippin Street property. These schedules disaggregate the Balance Sheet and Income Statement information from the rest of the organization, to give you a better understanding of this most recent acquisition given its size as a portion of our portfolio as a whole. As of December 2024 this property makes up approximately 18% of our Total Assets, and 32% of our Property and Equipment. All of the residents who lived at the property when the cooperative acquired the property remain at the property except for one, who relocated to Nevada for work in early 2025. We took over all of the existing leases, which were all originally 1-year leases, which converted automatically to month-to-month after one year of residency, so they are all month-to-month at this point. The property currently has 8 occupied units, and 2 vacant units. The average monthly rent being $1,688, the lowest being $1,086, and the highest being $2,300. Two of the existing residents have Section 8 vouchers, so the Oakland Housing Authority pays a portion of their rent directly to EB PREC, reducing the rent burden on the residents. We have made significant repairs to the unit we received vacant, and are currently marking it for rent, and are making repairs to the newly vacant unit as well.

While the monthly rent roll when we purchased the property in 2023 was $15,354, the schedules related to the Pippin Street property show only $16,386 in total rental income from the property in 2023, even though we owned the property for 2.5 months, so you might expect the rental income to have been higher. There are multiple reasons for this:

First, There were amounts due from the property’s month-to-month leases that were not received, and that we did not expect to receive. These amounts were not recorded, per ASC 6063. We did not expect to receive these funds for multiple reasons:

1.	Some residents simply had not made payments per their leases in November and/or December 2023. Some of these residents had a history of non-payment, and others we had very little experience and rapport with and could not confidently say we expected to receive the funds, and thus we did not record them, per ASC 606.
2.	Two of the units use Section 8 vouchers, and thus the Oakland Housing Authority (OHA) covers a portion of the rent. Some of the payments due from OHA had not been received, potentially lost in the mail, and despite many attempts to contact OHA to resolve the issue, they seemed intractable and we did not see a solution in sight. Thus we did not record these amounts, per ASC 606. These payments were eventually received, and recorded in 2024.
3.	OHA had also sent November’s checks to the previous owner of the property. Given the previous owner’s absence and uncooperative attitude during the acquisition and during our attempts to communicate with them about these funds, we did not expect them to send us these funds. Thus we did not record these amounts, per ASC 606. This payment was eventually received, and recorded in 2024.

In addition to the above, the second element that contributed to the apparent discrepancy was a single recording error. Because we purchased the property on October 16th, the previous owner had already received rents for the whole month of October. Thus, the October rents were prorated and transferred to EB PREC through escrow in the amount of $8,278.41. This amount should have been recorded as rental revenue, and shown on the Schedules Related to the Pippin Street Property on page F-14 (which would have brought out total revenues from Pippin Street to $24,664 for the 2.5 months we owned the property in 2023). Instead, this $8,278.41 was absent from our 2023 financial statements, and has been recorded in 2024. We have concluded, and our auditors agree, that this error pertaining to the audited 2023 financial statements are not material, and the audited 2023 financial statements are still presented fairly in all material respects. Again, we have corrected the error by recording the transaction in 2024.

All three of these properties are highly mission-aligned and move forward our mission pillars of Land Without Landlords, Restorative Economics, and Heal People Power–providing affordable commercial tenancy, housing, cultural & arts activation, and healing to BIPOC and legacy Oakland residents through permanence, affordability and collective community control.

CALLI and Omni Commons: In 2024, EB PREC launched a non-profit organization, Collective Action and Land Liberation Institute (CALLI). In September 2024, we transferred approximately $1,000,000 to CALLI in order for CALLI to acquire the community arts and organizing hub formerly known as the Omni Commons4 in North Oakland’s Temescal neighborhood (specifically, 4799 Shattuck Ave, Oakland CA). The Omni Commons has been a catalyst for countless mutual aid and community organizing projects over the last decade. CALLI’s purchase of this vital community resource has placed Omni Commons under permanent community ownership and furthers not just our mission to transform extractive capitalist systems into regenerative economies, but also the mission of every group that organizes and will organize at Omni.

EB PREC could not purchase Omni Commons directly because it was previously owned by a different non-profit that could only sell the property at a below market rate to another non-profit organization. EB PREC pays for property management at Omni Commons. We do not receive rent payments from Omni Commons or its tenants, but keeping this neighborhood asset in our community is an important step to further our mission.

Investor Owners’ Equity

As of December 31, 2024, EB PREC has raised approximately $4,368,283 total through the sale of Investor Owner Shares. We did not sell any new Shares in 2024, so the balance did not change from December 2023 to December 2024.

Beginning late 2018, we ran an offering limited to California only, and by the end of 2019, EB PREC had raised over $200,000 from Investor Owners. With the launch of the Initial Offering in September 2020, we were empowered to offer and sell Investor Owner Shares across the U.S. Spurred by our effort to acquire Esther’s Orbit Room, in 2021 EB PREC raised $1,240,646, ending the year with a total of $1,509,630 raised from Investor Owners.

3 “ASC” refers to the “Accounting Standard Codification,” a systematic framework used in the U.S. to organize and present accounting standards and principles for both public and private companies. Developed by the Financial Accounting Standards Board (an independent standards organization), the ASC addresses how to handle a wide range of financial accounting and reporting topics so that material is more consistent across companies. ASC 606, the section cited here for example, addresses how companies should (or should not) report and recognize revenues, especially when payment may be uncertain.

4 See our press release at https://storage.googleapis.com/wzukusers/user-22872016/documents/069607ff8a15430e889c631dd6e99d88/Omni%20Press%20Release.pdf

In 2022 we more than doubled this equity raised, with an additional $1,738,300 raised. While we still had many small investments in 2022, the majority of the funds came from larger investors (including one $500,000 investment, our largest to date) who work through investment advisors. We built many of these investment advisor relationships and completed due diligence with their offices in 2021, making it easier for them to send additional clients our way in 2022.

In 2023 we continued to receive investments until we paused sales due to our initial Reg A, Tier II offering of Shares expiring on September 29, 2023. Up through that date we raised a total of $1,120,353 in new investments in 2023 through that offering. We sold no investor owner shares in 2024.

Dividends

In August 2023 the Board passed a proposal to declare and distribute dividends, at our target rate of 1.5%, for shares held in the year 2022. The total dividend payment for 2022 Investor Owners came to a total of $17,987.41. By December 2023 all dividends were paid to 2022 Investor Owners.

Furthermore, in 2024 the board passed another proposal to declare and distribute dividends, at our target rate of 1.5%, for shares held in the year 2023. As of the end of 2023, approximately 52% of our Investor Owner shares have waived their right to receive dividends. The total dividend payment declared and distributed in 2024 for shares held in the year 2023 was $27,146.20.

Staffing

Salaries and wages increased from $627,220 in 2023 to $707,777 in 2024, a 13% increase. The Cooperative staffing budget continues to expand as our team grows, now with 13 full time employees on payroll. The Law Center employs Noni Session full-time to support the work of EB PREC, so although she is a core member of our team, her salary does not appear on our financial reports.

Supporting the capacity and wellbeing of all staff members has been a priority even while we experience skyrocketing inflation and increasingly high cost of living in the Bay Area. Integral to our ethic of non-extractive cooperative labor, we increased wages towards our “living wage” target and began providing health insurance to our employees at the start of 2022. We decided to increase salaries for all staff by 10% in 2023, and we passed another increase of 10% for January 2024, in order to keep up with the cost of inflation, as well as a cost of living adjustment pegged to inflation of 2.4% for January 2025. A significant drop in real wages for our employees because of inflation is a problem we can’t ignore. Finally, we have been able to improve our benefits package to all staff over the last several years, now offering healthcare, generous vacation/PTO, and 10 weeks of parental leave to all staff.

Liquidity

In September 2023, the Cooperative’s assets were over 50% liquid, in the form of cash and CDs. Then, between September and December 2023, EB PREC purchased 2 new properties and thus decreased our liquid assets to 35%. Our liquidity has since increased due to a $1,000,000 low interest loan we received, which pushed our liquidity to 40% as of December 2024. Our net Property and Equipment assets have not changed significantly since December 2023, but our Total assets have grown from $10,191,519 (2023) to $10,989,474 (2024) — representing a 9.3% increase in EBPREC’s total assets from 2023-2024.

Our cash comes from a combination of grant funding, loans, contracts, rental income, and proceeds from the sale of Investor Owner Shares. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation.

In 2023, EB PREC invested $1,000,000 into 3- and 6-month, interest-earning CDs, and has continued to re-invest them in staggered, 6-month CDs as they mature, increasing the total over time to over $3,000,000 invested in CDs as of December 2024. We do not plan to spend these funds until Esther’s Orbit Room breaks ground. In this way, we generate a return on those funds that can be used for other purposes with low risk, until the principal funds can be deployed into the project.

Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Looking Forward

We have expanded our team significantly over the past two years, and are hoping that this year we can stabilize our operations. That means completing or making significant progress on the projects we already have in process, and only taking on new projects if they are mission-aligned, community-led/serving, and financially feasible, and we have the capacity. For instance, in 2025 we are hoping to finish permitting and break ground at Esther’s, open and start activating the Barn, and update our property management systems.

While our mission stays true, the Bay Area real estate market in which we operate continues to be turbulent and high cost. The California Association of Realtors’ 2025 California Economic & Housing Market Update5 shows that Alameda County has a Housing Affordability Index of 18% in Q4 2024. This means that only 18% of households can afford to buy a home in Alameda County, which is 18% lower than the national average of 36%. At the same time, the report shows that the homeownership rate in 2023 in Alameda County was at 57%, and has been in the 50-60% range for the past 15 years. This difference between the homeownership rate and the affordability index shows that it continues to be harder to purchase a home today than it has been in the past. This discrepancy continues to disenfranchise BIPOC residents in Alameda County, who historically had less access to homeownership, and continue to have more limited access to homeownership opportunities.

With construction costs (both material and labor) being one of the biggest factors in the construction of affordable housing, the current trade war and deportation push by the federal government bodes very poorly for our ability to build more housing at affordable rates. We believe that our safest bet is to acquire and rehab existing multifamily property, and only venture into new construction very carefully, knowing that it may take longer than expected, and cost more than expected. There are existing opportunities we can explore with our existing properties, like relatively new ADU legislation passed in California, that may allow us to add ADUs to our existing single family or multi-family properties.

Despite continued uncertainty in global capital markets and a relatively high interest rate environment, we have continued to see growing interest in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2021 brought us our first investments directed to us from investment advisors. The demand we are seeing from investment advisors has the potential to unleash significantly more capital into our work. These investment advisors take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing. Investments from these sources continue to reach EB PREC, and more investors are reaching out to us directly, who seem to be learning about EB PREC through word of mouth. These investors are reaching out both to make equity investments, and also to discuss potential low-interest loans that would support our work. While we did not sell any shares in 2024, we decided to begin selling shares again in 2025 through a Regulation D, 506(c) offering to accredited investors across the U.S., and through the California Cooperative exemption provided by Cal. Corp. Code § 25100(r) to accredited and non-accredited investors in California. Through the sale of shares as described above, and through a $2,250,000 zero-interest loan commitment from the Just Transition Integrated Capital Fund, we project that we can bring in over $3.5 Million in investment capital this year. We expect to re-qualify for Regulation A+ at the end of 2025 or in 2026 in order to continue selling shares more broadly to accredited and non-accredited investors. The scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through the sale of Investor Owner shares. Thank you for investing in community.

5https://carorg.sharepoint.com/:b:/s/CAR-RE-PublicProducts/EV9UsvhrRxdKlPeQdTKJnUQBxMCnTcXzzNm4ovH2fZ-Ewg?e=Dcpnhd

Item 3: DIRECTORS AND OFFICERS AND SIGNIFICANT EMPLOYEES

EB PREC is governed by a Board of Directors, and managed by a Staff Collective. The Board is structured to have eight Directors (a.k.a. Board members). Board members serve two-year terms. Investor Owners only have the right to participate in elections for two Board members. And when Investor Owners do have a right to participate in elections, they do so along with the other three Owner types (Community, Staff, and Resident), with each Owner voting on a one-member, one-vote basis. The majority of our Directors are elected by non-Investor Owners or appointed by Specified Designators, and are intended to represent the stakeholders and values that are integral to EB PREC, as follows:

Five of the Directors (named the Governance, Financial, Staff, Resident, and Community Directors) are elected, with voting done on a one-member, one-vote basis. All EB PREC Owners (including Staff, Resident, Community, and Investor Owners) are able to vote on just two of these seats: the Governance and Financial Directors. The Staff, Resident, and Community Directors are elected exclusively by the Staff Owners, Resident Owners, and Community Owners respectively.

Three of the Directors (named the POC Housing Justice, Indigenous, and Black East Bay Directors) are designated Board seats appointed by certain Specified Designators, namely, (1) the People of Color Sustainable Housing Network (or, if unavailable, Urban Habitat), (2) Sogorea Te Land Trust, and (3) the East Oakland Collective (or, if unavailable, Mandela Grocery Cooperative). These Specified Designators and their respective Board seats anchor EB PREC to its mission and ensure BIPOC community representation on the Board.

Notwithstanding by whom they are appointed or elected, each Director owes fiduciary duties to the Cooperative as a whole under the terms of California law and our charter documents. Taken together, we believe this structure creates important harmony between the various stakeholders in our Cooperative.

For more information about the Board and how it operates, please refer to our Bylaws.

Our current Directors and Staff are listed below, with biographies following this table. There are no family relationships among the Staff or Directors.

Name	Position	Age	Start of employment or term of office	Approximate hours per week for part-time employees
Staff Owners
Noni Session	Executive Director	50	3/2018
Ojan Mobedshahi	Finance Director	35	6/2018
Shira Shaham	New Projects Director	44	6/2018
Annie McShiras	Investment and Fundraising Director	38	9/2020
Susan Park	Operations Manager	49	9/2021
George Syrop	Communications Manager	31	5/2023	15
Non-Owner Employees
Oraya Hunter	Development & Grant Writing Associate		5/2024
Valerie Jameson	Property Manager		9/2024
Hiroko Kurihara	Administrative Associate		9/2024
Chris Wakefield	Cooperative Education & Engagement Manager		2/2025
Christina Kenney	Esther’s Culture & Community Co-Manager		2/2025
Emmanuel Singh	Esther’s Culture & Community Co-Manager		2/2025
Sabine Dabady	7th Street Thrives Corridor Manager		2/2025
Atif Kamran	Property Manager		4/2025
Board of Directors (1)				Appointed/Elected by:
Candice Elder	Director	41	7/2019	Specified Designator
Rakita O’Neal-Newt	Board President and Governance Director	41	5/2024	All Owners (3)
Kendylle Johnson	Director	26	3/2025	Specified Designator
Shira Shaham (2)	Board Secretary and Staff Director	44	2/2018	Staff Owners
Annie Ledbury	Board Treasurer and Financial Director	39	5/2024	All Owners (3)
Annette Haugabook	Community Director	64	5/2024	Community Owners
Toshia Christal	Resident Director	41	5/2024	Community Owners
Inés Ixierda	Indigenous Director	45	8/2023	Specified Designator

(1) Shira is both a Director and a member of the EB PREC Staff. No more than two Directors can also be EB PREC staff members at any one time.

(3) Investor Owners, Staff Owners, Resident Owners, and Community Owners, each voting on a one-member, one-vote basis.

Staff Owner: Noni Session, Executive Director

Noni is a 3rd generation West Oaklander and cultural anthropologist. Noni carried out her doctoral studies in international humanitarian strategies in global development. After a 2016 run for Oakland city council where she garnered more than 43% of the District 3 vote, Noni saw a clear path to ameliorating resource disparities and slowing rapid racialized displacement in her West Oakland community through building cooperative networks and galvanizing collective economic action. In addition to co-founding EB PREC, Noni is also a founding board member of BlacSpace Cooperative, and a founding steward of New Emerald Earth, a Black-led rural intentional community, in the heart of Mendocino County.

Noni holds a B.A. in Cultural Anthropology and Black Studies from San Francisco State University, and an M.A. in Cultural Anthropology from Cornell University. As Executive Director, Noni implements bold strategies for building community power through education, outreach and engagement.

Staff Owner: Ojan Mobedshahi, Finance Director

Ojan is a 2nd generation Iranian American, born and raised in the Bay Area. He has experience in healthy land use spanning landscape design, restoration and education, real estate brokerage, construction and development, and political organizing. Ojan lives in a tiny house on wheels, and is also a landscape contractor and regenerative permaculture designer. In the past five years Ojan has worked as a Land Analyst at Polaris Pacific, a San Francisco brokerage, and a Development Associate at Ashbury General Contracting and Engineering. Before joining EB PREC, he founded his own business, Happy Planet Land Use Consulting. His previous work includes real estate financial modeling, project management and entitlement in the Bay Area, as well as landscape design, build, and project management.

Staff Owner, Staff Director, and Board Secretary: Shira Shaham, New Projects Director

Shira has over 10 years of experience leading teams and managing custom design projects and businesses. She played a key role in the growth of a food cooperative start-up in New York from the initial meeting of some 20-odd people to a successful business open 6 days/week. Returning to the Bay Area where she was raised, Shira works to give back to the communities that have nurtured her. Shira has worked at Arizmendi Construction Cooperative and Ashbury General Contracting and Engineering, leading teams and managing custom design and construction projects, and has a Bachelors of Architecture from Cal Poly, San Luis Obispo.

Staff Owner: Annie McShiras, Investment & Fundraising Director

With over 10 years of fundraising experience, Annie’s unique skill set has catalyzed the redistribution of over $52 million in service of social and racial justice organizations. She has led capital campaigns large and small for a variety of organizations. She brings a depth of understanding and systemic analysis to the intersections of movements and money.

Annie works to actualize her bold vision of an economy where all people have enough to thrive through her work as a fundraiser, storyteller, and business development strategist. She has worked across fields including student organizing, worker cooperative development, popular education, impact investing, and transforming our financial system.

Staff Owner: Susan Park, Operations Coordinator

Susan Park is a long-time Oakland resident (Lisjan/Ohlone territory), and a social & environmental justice activist. She spent 10 years working as a project/program coordinator and community organizer for several justice-based grassroots organizations. She spent the prior decade as an office manager in the architecture industry. She once co-founded an anti-gentrification coalition, and has been part of numerous direct action, mutual aid and Indigenous solidarity projects. She has even dabbled in outdoor ecological education with young children. In her non-working life, you can find her entrenched in healing work, gardening and Earth-regenerating practices. Originally from South Korea, she grew up as a low-income immigrant in SoCal.

Staff Owner: George Syrop, Communications Manager

George (he/him) was born & raised in Hayward, and has lived most of his life throughout the East Bay on Ohlone Land. He brings a combination of design, communication, and project management experience from his early career in the tech industry. George began shifting his attention from startups to the solidarity economy when he realized that land trusts and cooperatives were more revolutionary than smartphones. He continues to contribute his skillset to progressive projects across the country.

In the wake of the George Floyd protests of 2020, George helped form the Hayward Community Coalition (HayCoCoa), which successfully organized to reform policing, prevent school closures, and improve tenant protections in his hometown. George was elected to Hayward City Council in 2022, where he is committed to fighting against displacement as the Council's only renter. He also serves as an advisor to the Friends of the Public Bank East Bay, which aims to democratize finance and unlock capital for underserved communities.

Employee: Oraya Hunter, Development & Grant Writing Associate

Oak Center (West Oakland) native, Oraya Hunter, is an art director by training, and a creative at heart. In 2018, she launched her career at the multicultural, award-winning firm, Carol H. Williams Advertising, and helped build campaigns for clients like the 2020 United States Census, Kaiser Permanente, and US Bank, who were serving the Black community life-changing opportunities and resources. In 2022, she transitioned to working for the City of Oakland as the Communications Director for District 7's (Deep East Oakland) City Council Office. Oraya supported events like District 7’s Fiscal Year '22-'23 Budget Town Hall the 2nd Annual Community Safety Task Force Day of Action.

Today, Oraya uses her love for organizing to help #HealPeoplePower and foster a more empowering relationship with Ohlone land among her generation. Oraya holds a B.A. in Advertising from San Francisco’s Academy of Art University. In her spare time she enjoys binge watching historical documentaries, spending quality time with her family, and hiking Oakland’s Bay Trail.

Employee: Valerie Jameson, Property Manager

Valerie is a homegrown leader who was politicized as a teenager growing up in Richmond, CA. Witnessing the material conditions of her family and neighbors ignited her passion for radical and decolonial community transformation that benefits residents at the intersections of oppression.

Valerie's commitment to social justice grew out of grassroots youth organizing and advocacy across multiple institutions, issue areas, and campaigns. She has a range of professional experiences across the education and non-profit sector. In her role at EB PREC, Valerie is driven to deepen movement building through the coordination of strategic place-keeping and stewardship efforts that foster belonging, sustains cultural legacy, enhances political rigor, and builds people power.

Employee: Hiroko Kurihara, Administrative Associate

Hiroko is an urban fabric worker who’s been cultivating neighborhood change projects for over 30 years with communities on Ohlone Land (Oakland). As an artist, eco-preneur, and activist, Hiroko has founded several organizations and for-benefit enterprises, including an award-winning blanket company and sewing collective.

More recently, at Reflex Design Collective, Hiroko helped bring authentic community voices and accountability to transit projects in the Bay Area. hiroko believes that community ownership and rematriating land can transition us out of late stage, racialized capitalism. She’s passionate about culture growing/keeping and bringing creativity to every aspect of life!

Employee: Chris Wakefield, Cooperative Education & Engagement Manager

Born and raised “from Oakland to Sac-town, the Bay Area and back down,” Chris got an early education in taking care of both oneself and community from his single mom, older siblings, and extended family of artists, educators and entrepreneurs (shout-out to Oakland’s late great Dorsey’s Locker!) When he’s not steering community engagement work at EB PREC, Chris is usually trying to finish a sci-fi/fantasy book, chasing the sun, or making herbal CBD products for his brand Brown Sugar Botanicals.

Chris holds a BA in Political Science from Yale University and an MBA from Mills College, and is currently working towards a financial advising certification. He strongly believes in the self-determination, knowledge, and cooperative power of indigenous people around the world to shape a sustainable future for all.

Employee: Christina Kenney, Esther’s Culture & Community Co-Manager

Christina Kenney is a 4th-generation Real Richmond Native with a passion for creativity, re-defining economic development, and making good trouble (aka community advocacy). As a Creative Economic Development Strategist, she bridges the gap between entrepreneurship, community engagement, and economic growth.

As an Economic Development Commissioner and founder of Empower Souls Studios, Christina leverages storytelling, strategic marketing, and narrative change to support small businesses and local economies. With a passion for innovation and collaboration, Christina comes to EB PREC committed to supporting ecosystems where businesses thrive, communities are empowered, and economic development is both inclusive and impactful. Their mission? To bring #JoyToTheWorld.

Employee: Emmanuel Singh, Esther’s Culture & Community Co-Manager

Born & raised in the Bay Area, Emmanuel Singh has been rooted in the local food, arts & DIY scene for over two decades. Founder of community space & hifi bar couchdate, he has shown what the local BIPOC community is capable of even with minimal resources. Emmanuel is eager to co-create a vision of what Oakland is going to look like in the next 10 years.

Employee: Sabine Dabady, 7th Street Thrives Corridor Manager

Sabine Dabady (they/them), is a second-generation Haitian-American raised in the neighborhood of Flatbush in Brooklyn, NY. Growing up there seeded a core mission to center and uplift community health, belonging, and beauty in the everyday. Professionally their work has spanned, performing arts tour development, nutrition education and entrepreneurship development.

Nearly 10 years ago, a long cross-county train ride and a grad school brought them to the Bay Area. They are glad to call Oakland home.

Board President: Rakita O’Neal-Newt, Governance Director

Rakita O’Neal-Newt (she/her/they) is a native of Escondido, CA but a new native of San Francisco and Oakland, respectively, as she has been in the Bay since 2001. An SFSU Alumni, with a background in preschool, elementary education and afterschool program management, Rakita entered the housing and homelessness landscape in 2014, when she joined the City and County of SF. She is a fierce advocate for Black community empowerment, education, racial equity and equitable/compassionate policy making. “If we want our most marginalized community members to be made whole, then we must all make space at the table and make sure that the seats that we sit in come with decision-making power, technical assistance and intentional resource building.” Rakita lives in Oakland with her wife and two pit-bull fur-babies and enjoys singing, baking, art projects, gardening and game/movie nights!

Board Member: Annie Ledbury, Finance Director

Annie is a third-generation East Bay resident and a licensed architect who brings community-engaged design, arts, culture, and health into affordable housing and place-based community development projects. Her work ranges in scale from grassroots to building to neighborhood planning; from temporary to permanent improvements to the built environment. In her day job at the East Bay Asian Local Development Corporation, Annie supports longtime and low-income Oakland residents to envision, plan, and construct creative action projects that strengthen neighborhood health, community love, and stewardship of place.

Board Member: Toshia Christal, Resident Director

Toshia Christal is an Oakland native born 1983. “Down to earth” and consistent, she is a realist, optimistic in her way of thinking and highly focused on addressing disparities that provide tangible solutions as it specifically pertains to those of the African diaspora. Currently teaching at Laney college, she is a graduate of the Berkeley High School class 2001. Toshia is one who has protested throughout Oakland and Berkeley streets for endless reasons for as long as she can remember and still does. She loves being involved in her community and receives great pleasure from collaborating with like minded beings and community outreach in general. With over 15 years of entrepreneurship experience she is an artist of many mediums. Toshia is a photographer, jewelry designer, licensed cosmetologist (with an AA in Cosmetology), poet, and spiritual healer to say the least. A minister of “purpose and potential” Toshia recently fulfilled a dream of hers by starting The Church of Universal Conscious Collectives in 2021. Her small brick and motor in Oakland California located at 2911 Fruitvale Avenue has been maintained for 8 years now. She has been featured in numerous art shows, poetry events, radio talks, interviews and articles around the Bay Area. Her most recent works can be found at www.linktr.ee/TChristal , but most importantly Toshia Christal is now the New Community Director for EB PREC and she can’t wait for the awesome connections and opportunities to support each other, sustain each other, grow and to thrive as a whole.

Board Member: Candice Elder, Black East Bay Director

Candice Elder, an East Oakland native who currently resides in City of Oakland District 7, is the Founder and Director of The East Oakland Collective (EOC). Candice went to Oakland public schools and for high school attended The Head Royce School. Candice has a background in law, philanthropy and nonprofit management. Candice was a legal professional for 10 years and has worked in plaintiff class action law firms in employment and antitrust law fields. Candice previously worked as the Executive Coordinator and Membership Manager for the Women's Funding Network, the largest philanthropy network of women's funds and foundations in the country. Candice has a Bachelors of Arts in Political Science and a minor in African-American Studies from the University of California, Berkeley and a Masters of Science in Criminal Justice, with a concentration on reform of the criminal justice system, from the University of Cincinnati.

Board Member: Kyndelle Johnson, POC Housing Justice Director

Kyndelle's passion for community-led housing solutions comes directly from watching gentrification and displacement hit home. As a second-gen Black Bay Area resident, she's seen Berkeley, Richmond, and Oakland - places her family once called home - change right before her eyes due to land speculation, structural racism, and exclusionary housing and land policies that have enshrined the injustice that impacts our communities so painfully.

Kyndelle built her career in the world of community land trusts using history, arts, culture (and some good old-fashioned community organizing) to fire up Richmond residents to take back their land through the CLT model. The decolonial roots of community land stewardship inspired her to join the People of Color Sustainable Housing Network where Kyndelle promotes alternative and liberatory real estate development strategies like co-living, co-housing, and intentional communities.

Kyndelle is also the Founder and Lead Consultant at Kinfolks Consulting Services, providing strategic vision, community engagement, and public education to grassroots groups, collectives, and co-ops working towards a more just and human-centered world.

Board Member: Inés Ixierda, Indigenous Director

Inés Ixierda is a queer Mestisx interdisciplinary visual artist and media maker in Oakland, California, unceded Ohlone Territory. She creates feminist graphics, subversive medical narratives, installations and decolonial interventions Oakland, CA, unceded Ohlone land. Inés has been a professional artist and cultural worker for more than 15 years, organizing with creative collectives including Art as Resistance. Queer Magic Makers, DIY MFA, and CNTRL/SHFT. Her work has shown at SOMArts, Yerba Buena Center for the Arts, the National Queer Arts Festival, and the Oakland Museum of California. She is a member of Real Time and Space and works as the creative director at Sogorea Te’ Land Trust.

Board Member: Annette Haugabook, Community Director

Annette Haugabook is a California native, born and raised in Oakland where she currently resides. Her passion for social justice, educating the public in sustainable solutions, and embracing healthy people, environments, and profits are exhibited in her 40+ years as a community activist. From serving as a County peer counselor at local churches to organizing campaigns across the country with ACORN, Annette remains steadfast in her advocacy for affordable, fair housing, child & health care, a living wage and anything else that empowers communities & individuals to become self-sustaining, self-sufficient & prosperous.

FINANCIAL INTERESTS AND COMPENSATION OF DIRECTORS, OFFICERS, AND OWNERS

Compensation of Executive Officers

 Compensation paid to our top three executive officers for the year ending December 31, 2024 is listed below.

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Noni Session*	Executive Director	$90,750.00	$10,164.00	$100,914.00
Annie McShiras	Investment and Fundraising Director	$83,536.50	$7,553.00	$91,089.50
Shira Shaham	New Projects Director	$79,118.82	$7,553.00	$86,671.82

*Noni Session’s position is fiscally sponsored and funded directly through the Law Center, and therefore is not reflected in East Bay Permanent Real Estate Cooperative’s financial statements.

Compensation of Board Members

Board Members currently do not receive compensation for board service but may receive compensation for other work carried out for the Cooperative. The total compensation to the organization’s directors for this other work (i.e., salaries and wages as officers, employees, or contractors of the Cooperative), in fiscal year 2023 was $79,061.64, which included the salary for Shira Shaham who serves as both a director and staff member. Ojan Mobedshahi was a director in 2023 and received $61,177.97 in compensation for his services as a staff member that year.

Proposed Future Compensation

Future compensation for staff and Directors is not predetermined, proposed, nor contingent upon the success of this Offering. With the oversight of the Board of Directors, employees of the Cooperative collectively set their compensation, or at minimum adhere to the living wage for 1 adult and 1 child using the MIT Living Wage Index6. Furthermore, employee compensation is capped at 3 times the median per capita wage for all occupations in the Oakland-Hayward-Berkeley Metropolitan division.

Item 4: Security Ownership of Management and Certain Owners

The following table sets forth the beneficial ownership of Investor Owner Shares of the Cooperative’s Executive Officers and Directors as a group, and individually any securityholders who beneficially own more than 10% of the voting power of any of our securities, as of December 31, 2023.

6 https://livingwage.mit.edu/counties/06001

As of December 31, 2024, no person owns more than 10% of the voting power of any class of voting securities. Our voting is done on a one-member, one vote basis irrespective of the number of Investor Owner Shares held, and we have 390 Investor Owners as of 12/31/2023.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Investor Owner	EB PREC Executive Officers and Directors as a group, 1428 Franklin St., Oakland, CA 94612	3(1)	0	0.77% (2)

(1) Three of our Directors own Investor Owner shares. However, one of these Directors is investing via a payment plan, and has paid $400 towards their $1,000 investment. If they do not complete their investment as required by our Bylaws, they may lose their right to vote as an Investor Owner.

(2) As our voting is done on a one-member, one vote basis irrespective of the number of Investor Owner Shares held, this percentage is based on shares owned by Directors and Officers as a group divided by the total number of Investor Owners as of December 31, 2024, not total outstanding Shares. If measured by Shares, this group would represent only 0.06% of this class.

Item 5: Interest of Management and Others in Certain Transactions

From 2021 through the present, EB PREC has contracted with the Law Center to fund Noni Session’s salary (disclosed above) as EB PREC’s executive director. The funds used for Noni’s salary were raised collaboratively by EB PREC and the Law Center, but as EB PREC’s fiscal sponsor, the funds were received directly by the Law Center, and paid to Noni as an employee of the Law Center, not passing through EB PREC’s accounts.

No one involved with EB PREC or with the preparation of this Offering Circular and related documents was or is employed or contracted on a contingent basis, meaning that no one will be paid on the basis of how many Shares are sold through this offering.

FINANCIAL STATEMENTS

December 31, 2024 and 2023

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

East Bay Permanent Real Estate Cooperative, Inc.

Oakland, California

Opinion

We have audited the financial statements of East Bay Permanent Real Estate Cooperative, Inc., which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, owners’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of East Bay Permanent Real Estate Cooperative, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of East Bay Permanent Real Estate Cooperative, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of East Bay Permanent Real Estate Cooperative, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidating balance sheet, consolidating schedule of income, and schedules related to Pippin Street property are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wegner CPAs, LLP

Madison, Wisconsin

March 31, 2025

F-2

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023

	2024	2023
ASSETS
CURRENT ASSETS
Cash	$1,131,101	$2,504,732
Certificates of deposit	3,114,675	1,011,689
Accounts receivable	295,684	93,485
Prepaid expenses	2,805	-

Total current assets	4,544,265	3,609,906

NONCURRENT ASSETS
Note receivable	185,010	235,010
Property and equipment, net	6,256,199	6,190,429
Deferred taxes, net	4,000	18,000

Total assets	$10,989,474	$10,053,345

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$317,357	$400,525
Accrued payroll and expenses	17,009	14,908
Income taxes payable	-	1,904
Security deposits	17,311	16,611
Deferred revenue	1,187,500	1,100,001
Dividends payable	20,284	1,103
Current portion of long-term debt	-	22,734

Total current liabilities	1,559,461	1,557,786

Long-term debt, net of current portion and unamortized debt issuance costs	3,717,300	2,770,770

Total liabilities	5,276,761	4,328,556

OWNERS' EQUITY
Investor owner shares	4,368,283	4,368,283
Additional paid in capital	1,350,000	1,350,000
Retained patronage dividends	9,350	4,414
Retained earnings (accumulated deficit)	(14,920)	2,092

Total owners' equity	5,712,713	5,724,789

Total liabilities and owners' equity	$10,989,474	$10,053,345

See accompanying notes.

F-3

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE
Rental income	$282,006	$82,293
Membership dues	12,950	11,424
Consulting income	339,324	230,751

Total revenues	634,280	324,468

OPERATING EXPENSES
Salaries and wages	707,777	627,220
Professional services	212,442	117,401
Contractors	186,890	7,608
Taxes and licenses	172,574	80,040
Occupancy	152,023	72,541
Depreciation	119,587	78,077
Insurance	65,422	39,862
Supplies	38,665	24,558
Bad debts	31,388	-
Marketing and promotions	16,183	415,496
Event and conferences	13,055	20,950
Bank fees	2,570	2,854

Total operating expenses	1,718,576	1,486,607

Net loss from operations	(1,084,296)	(1,162,139)

OTHER INCOME (EXPENSES)
Grant income	2,350,053	1,185,807
Donation income	12,507	12,398
Interest income	163,073	131,747
Other income	217	228
Donation expense	(1,210,000)	(2,500)
Interest expense	(137,598)	(116,232)
Miscellaneous expenses	(44,901)	(5,137)

Total other income (expenses)	1,133,351	1,206,311

Net income before income taxes	49,055	44,172

Provision for income taxes	(14,800)	(1,984)

Net income	$34,255	$42,188

See accompanying notes.

F-4

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
Years Ended December 31, 2024 and 2023

				Retained
		Additional	Retained	Earnings	Total
	Investor Owner	Paid In	Patronage	(Accumulated	Owners'
	Stock	Capital	Dividends	Deficit)	Equity

Balance December 31, 2022	$3,247,930	$1,350,000	$-	$(31,037)	$4,566,893

Stock issued	1,120,353	-	-	-	1,120,353
Investor dividends declared	-	-	-	(3,542)	(3,542)
Patronage dividends declared	-	-	5,517	(5,517)	-
Patronage dividends payable	-	-	(1,103)	-	(1,103)
Net income	-	-	-	42,188	42,188

Balance December 31, 2023	4,368,283	1,350,000	4,414	2,092	5,724,789

Stock issued	-	-	-	-	-
Investor dividends declared	-	-	-	(45,096)	(45,096)
Patronage dividends declared	-	-	6,171	(6,171)	-
Patronage dividends payable	-	-	(1,235)	-	(1,235)
Net income	-	-	-	34,255	34,255

Balance December 31, 2024	$4,368,283	$1,350,000	$9,350	$(14,920)	$5,712,713

See accompanying notes.

F-5

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,255	$42,188
Adjustments to reconcile net income to net cash flows from operating activities
Bad debts	31,388	-
Depreciation	119,587	78,077
Amortization of loan costs	1,530	1,530
Loan forgiveness	(30,000)	(30,000)
Deferred taxes, net	14,000	(4,000)
(Increase) decrease in assets
Accounts receivable	(233,587)	(46,329)
Prepaid expenses	(2,805)	3,350
Increase (decrease) in liabilities
Accounts payable	(83,168)	289,025
Accrued payroll and expenses	2,101	2,709
Income taxes payable	(1,904)	1,904
Security deposits	700	12,400
Deferred revenue	87,499	481,918

Net cash flows from operating activities	(60,404)	832,772

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and interest retained in certificates of deposit	(2,102,986)	(1,011,689)
Purchases of property and equipment	(185,357)	(2,775,274)
Issuance of notes receivable	-	(235,010)
Payments received on note receivable	50,000	-

Net cash flows from investing activities	(2,238,343)	(4,021,973)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	1,000,000	500,000
Payments on long-term debt	(47,734)	(19,912)
Proceeds from issuance of stock	-	1,120,353
Payment of dividends	(27,150)	(3,542)

Net cash flows from financing activities	925,116	1,596,899

Net change in cash	(1,373,631)	(1,592,302)

Cash at beginning of year	2,504,732	4,097,034

Cash at end of year	$1,131,101	$2,504,732

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$6,641	$57,408
Cash paid for income taxes	5,430	800

See accompanying notes.

F-6

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

East Bay Permanent Real Estate Cooperative, Inc. (Cooperative) is a multi-stakeholder cooperative that creates pathways for residents of Oakland, California and surrounding communities to organize, finance, acquire, and co-steward land and housing. The Cooperative seeks to transform the housing system to build collective wealth amongst historically disenfranchised communities, while empowering residents through democratic governance.

Basis of Consolidation

The financial statements include the accounts of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC”) and its wholly owned subsidiary, Orbit Properties, LLC. All material intra-entity transactions have been eliminated.

Receivables

The Cooperative uses historical loss information based on the aging of its receivables as well as its knowledge of its customers’ economic conditions to determine expected credit losses. The Cooperative believes that the composition of accounts receivable and notes receivable at the end of the year is consistent with historical conditions; that accounts receivable are expected to be settled within a relatively short time frame based on current conditions; and that notes receivable will be fully paid by the maturity dates. As such, credit losses are expected to be insignificant, and no allowance for credit losses has been recorded in the financial statements.

Buildings and Improvements

Purchases of buildings and improvements are recorded at cost. Depreciation is provided using the straight-line over the estimated useful lives of the assets.

Loan costs

Loan costs of $15,300 at December 31, 2024 and 2023 are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the consolidated statements of income, was $1,530 for 2024 and 2023. Accumulated amortization was $5,100 and $3,570 at December 31, 2024 and 2023, respectively.

Revenue Recognition

Membership dues are recognized during the year in which the dues are received. Membership dues are primarily used to fund the operations of the Cooperative and provide little of tangible value to the donors. Consulting income is recognized over time as the relevant services are rendered by the Cooperative. Grant revenue is recognized in the year the performance obligations are fulfilled. Donation income is recognized in the year it is received. Amounts received prior to recognition are recorded as deferred revenue.

F-7

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Cooperative does not recognize short-term leases on the consolidated balance sheet. For these leases, the Cooperative recognizes the lease payments in the consolidated statement of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Income Taxes

The Cooperative is taxed on non-patronage earnings and any patronage earnings not paid or allocated to the members. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimate and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through March 31, 2025March 31, 2025, the date which the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2024	2023

Land	$2,101,337	$2,101,337
Buildings and improvements	4,208,087	4,101,223
Construction in progress	240,621	162,128

Property and equipment	6,550,045	6,364,688
Less accumulated depreciation	(293,846)	(174,259)

Property and equipment, net	$6,256,199	$6,190,429

NOTE 3 – NOTE RECEIVABLE

The Cooperative has a 3.15% note receivable from Northern California Land Trust secured by real estate that matures in June 2026. No principal payments are due until maturity.

F-8

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 4 – LONG-TERM DEBT

Long-term debt consists of the following:

	2024	2023
6.85% unsecured note payable to Force for Good
Fund. Annual payments of $24,291 required
including principal and interest. Paid in
December 2024.	$-	$22,734

2% unsecured note payable to a member with
annual interest-only payments until maturity.
Paid in December 2024.	-	25,000

1% unsecured note payable to Stupski
Foundation. Matures in May 2027. Management
recorded imputed interest and grant revenue of
$16,500 for 2024. No principal payments
due until maturity.	1,000,000	-

1% unsecured note payable to ImpactAssets, Inc.
Matures in December 2028. Management recorded
imputed interest and grant revenue of $16,500 and
$0 for 2024 and 2023. No principal payments due
until maturity.	500,000	500,000

Note payable to ImpactAssets, Inc. Matures in
December 2033. The note is noninterest bearing
and secured by certain fixed assets of the
Cooperative. Management recorded imputed
interest expense and grant revenue of $73,100
and $29,410 for 2024 and 2023. No principal
payments due until maturity.	1,700,000	1,700,000

Unsecured, interest-free loan payable to
Community Vision Capital & Consulting. Matures
in July 2042. Management recorded imputed interest
expense and grant revenue of $23,327 and $27,884
for 2024 and 2023. If certain conditions are met, no
principal payments are required, and the lender
will forgive $30,000 of the loan balance each year.	527,500	557,500

Long-term debt	3,727,500	2,805,234

Unamortized loan costs	(10,200)	(11,730)
Current portion of long-term debt	-	(22,734)

Long-term debt net of current portion and unamortized loan costs	$3,717,300	$2,770,770

F-9

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 4 – LONG-TERM DEBT (continued)

Future minimum principal payments consist of the following:

2025	$-
2026	-
2027	1,000,000
2028	500,000
2029	-
Thereafter	2,227,500

Long-term debt	$3,727,500

NOTE 5 – OWNERS’ EQUITY

The Cooperative offers a multi-tiered ownership structure. Each category of ownership entitles the owner to difference rights and responsibilities. Owners may become owners through multiple categories of ownership and will bear the rights and responsibilities of each category of ownership. Multiple ownership categories do not entitle an owner to more than a single vote.

An individual who lives in or is rooted in the East Bay area may become a Community Owner. Community owners pay yearly membership dues which are used to fund the Cooperative’s operations. Community Owners do not hold equity in the Cooperative.

Investor Owners purchase shares that consist of owners’ investments in the Cooperative. Investors are required to purchase one share for $1,000. Shares can be purchased in a lump sum payment or with an initial payment of $100 and a good faith commitment to pay the remaining $900 within five years, with payments made at least annually. Investor Owners agree to hold their shares for a minimum of five years. Investors may purchase additional shares subject to securities law. Purchase of additional shares does not entitle an Investor Owner to additional votes. Shares are refundable should a member decide to leave the Cooperative, subject to approval by the directors. At December 31, 2024 and 2023, 4,374 shares were issued and outstanding. Dividends of $45,096 and $3,542 on investor owner shares were declared for 2024 and 2023, respectively.

Resident Owners are residents of properties which the Cooperative manages. Resident Owners earn equity and patronage dividends from their rental payments. Patronage dividends of $0 and $5,517 were declared for resident owners for 2024 and 2023, respectively.

Staff Owners are employees of the Cooperative. Staff Owners must work for the Cooperative for a minimum of 500 hours and for twelve months. Staff Ownership must be approved by a minimum of two-thirds vote by other Staff Owners.

At December 31, 2024 and 2023, all of the Cooperative’s stock recorded on its balance sheet was comprised of Investor Owner shares.

F-10

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 6 – INCOME TAXES

Deferred taxes are comprised of the following:

	2024	2023

Deferred tax assets	$19,000	$24,000
Valuation allowance	-	-
Deferred tax liabilities	(15,000)	(6,000)

Deferred taxes, net	$4,000	$18,000

Deferred tax assets stem from net operating loss carryforwards and grant revenue currently taxable that has been deferred from recognition as revenue in the financial statements, as well as net operating loss carryforwards. At December 31, 2024 the Cooperative had net operating loss carryforwards of approximately $73,000 for federal purposes and $48,000 for state purposes which do not expire. Deferred tax liabilities stem from different depreciation methods for financial statement and income tax purposes.

The provision for income taxes consists of the following:

	2024	2023

Current federal income tax expense	$-	$(3,517)
Current state income tax expense	(800)	(2,467)
Deferred tax benefit (expense)	(14,000)	4,000

Provision for income taxes	$(14,800)	$(1,984)

NOTE 7 – CONTINGENCY

In April 2020, the Cooperative applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. The Cooperative received a loan from this program in the amount of $14,027. The Cooperative received complete loan forgiveness in 2021.

The Cooperative must retain PPP documentation in its files for six years after the date the loan is forgiven or repaid in full and permit authorized representatives of SBA to access such files upon request. SBA may review any loan at any time at its discretion. Therefore, SBA may review the Cooperative’s good-faith certification concerning the necessity of its loan request, whether the Cooperative calculated the loan amount correctly, whether the Cooperative used loan proceeds for the allowable uses specified in the CARES Act, and whether the Cooperative is entitled to loan forgiveness in the amount claimed on its application. If SBA determines the Cooperative was ineligible for the loan or for forgiveness in whole or in part, SBA will seek repayment of the award.

F-11

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 8 – OPERATING LEASE

The Cooperative leases office space under a month-to-month arrangement requiring monthly payments of $600. Total lease expense for 2024 and 2023 was $6,600.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Cooperative maintains cash balances at two financial institutions located in Oakland. The accounts at these institutions are insured by the National Credit Union Administration up to $250,000. At December 31, 2024 and 2023, the Cooperative’s uninsured cash balances totaled approximately $336,000 and $2,028,000, respectively.

F-12

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATING BALANCE SHEET
December 31, 2024

		Orbit
ASSETS	EB PREC	Properties, LLC	Total
CURRENT ASSETS
Cash	$685,494	$445,607	$1,131,101
Accounts receivable	295,684	-	295,684
Certificate of deposit	3,114,675	-	3,114,675
Prepaid expenses	2,805	-	2,805

Total current assets	4,098,658	445,607	4,544,265

Property and equipment, net	4,531,540	1,724,659	6,256,199
Note Receivable	185,010	-	185,010

OTHER ASSETS
Deferred taxes, net	4,000	-	4,000

Total assets	$8,819,208	$2,170,266	$10,989,474

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$317,357	$-	$317,357
Accrued payroll and expenses	17,009	-	17,009
Security deposits	17,311	-	17,311
Deferred revenue	1,187,500	-	1,187,500
Dividends payable	20,284	-	20,284

Total current liabilities	1,559,461	-	1,559,461

Long-term debt, net of current portion and unamortized debt issuance costs	1,489,800	2,227,500	3,717,300

Total liabilities	3,049,261	2,227,500	5,276,761

OWNERS' EQUITY
Investor owner shares	4,368,283	-	4,368,283
Additional paid in capital	1,350,000	-	1,350,000
Retained patronage dividends	9,350	-	9,350
Retained earnings (accumulated deficit)	42,314	(57,234)	(14,920)

Total owners' equity	5,769,947	(57,234)	5,712,713

Total liabilities and owners' equity	$8,819,208	$2,170,266	$10,989,474

F-13

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATING SCHEDULE OF INCOME
Year Ended December 31, 2024

		Orbit
	EB PREC	Properties, LLC	Total
REVENUE
Rental income	$282,006	$-	$282,006
Membership dues	12,950	-	12,950
Consulting income	339,324	-	339,324

Total revenue	634,280	-	634,280

OPERATING EXPENSES
Salaries and wages	707,777	-	707,777
Professional services	187,868	24,574	212,442
Contractors	168,243	18,647	186,890
Taxes and licenses	137,883	34,691	172,574
Occupancy	132,988	19,035	152,023
Depreciation	83,504	36,083	119,587
Insurance	65,422	-	65,422
Supplies	38,574	91	38,665
Bad debts	31,388	-	31,388
Marketing and promotions	16,000	183	16,183
Event and conferences	13,055	-	13,055
Bank fees	2,545	25	2,570
		-
Total operating expenses	1,585,247	133,329	1,718,576
		-
Net loss from operations	(950,967)	(133,329)	(1,084,296)
		-
OTHER INCOME (EXPENSES)
Grant income	2,292,726	57,327	2,350,053
Donation income	12,507	-	12,507
Interest income	150,114	12,959	163,073
Other income	217	-	217
Donation expense	(1,210,000)	-	(1,210,000)
Interest expense	(114,271)	(23,327)	(137,598)
Miscellaneous	(44,901)	-	(44,901)

Total other income (expenses)	1,086,392	46,959	1,133,351

Net income (loss) before income taxes	135,425	(86,370)	49,055

Provision for income taxes	(14,800)	-	(14,800)

Net income (loss)	$120,625	$(86,370)	$34,255

F-14

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
SCHEDULES RELATED TO PIPPIN STREET PROPERTY
Year Ended December 31, 2024

In October 2023 the Cooperative purchased a property on Pippin Street in Oakland. The balance sheets pertaining to this property at December 31, 2024 and 2023 was as follows:

	2024	2023
ASSETS
Property and equipment, net	$2,039,416	$2,016,500

Total assets	$2,039,416	$2,016,500

LIABILITIES AND OWNERS' EQUITY
Security deposits	$11,400	$11,400
Due to general fund	102,224	-

Total liabilities	113,624	11,400

OWNERS' EQUITY
Retained earnings	1,925,792	2,005,100

Total liabilities and owners' equity	$2,039,416	$2,016,500

The statements of income pertaining to this property for the year 2024 and the initial period ended December 31, 2023 were as follows:

	2024	2023
REVENUE
Rental income	$209,216	$16,386

OPERATING EXPENSES
Occupancy	103,820	20,093
Taxes and licenses	70,601	18,916
Depreciation	36,574	8,500
Bad debts	31,388	-
Insurance	29,597	13,677
Supplies	15,084	774
Professional services	-	4,131
Event and conferences	208	-
Contractors	160	-

Total operating expenses	287,432	66,091

Net income from operations	(78,216)	(49,705)

Other income	54	-
Miscellaneous expenses	(1,146)	-

Net loss	$(79,308)	$(49,705)

F-15

PART III - EXHIBITS

Index to Exhibits.

Exhibit Number	Description
2.a*	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b*	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Current Report on Form 1-U filed July 24, 2024)
3.a*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.b*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.c*	EB PREC Investor Owner Redemption Policy (incorporated by reference to Exhibit 3.b to the Company’s Current Report on Form 1-U filed April 25, 2024)
4*	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.a*	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.b*	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.c*	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.d*	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.e*	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.f*	Development Agreement #5 Between EB PREC and the Law Center (incorporated by reference to Exhibit 6.m to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.g*	General Fiscal Sponsorship Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.n to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.h**	2025 General Fiscal Sponsorship Agreement between the Law Center and EB PREC
6.i**	Development Agreement #6 between the Law Center and EB PREC

* Filed previously

** Filed concurrently herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By

/s/ Noni Session

Noni Session

Executive Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature:	/s/ Noni Session
Name:	Noni Session
Title:	Executive Director, Principal Executive Officer
Date:	4/25/2025

Signature:	/s/ Shira Shaham
Name:	Shira Shaham
Title:	Board Secretary & New Projects Director
Date:	4/25/2025

Signature:	/s/ Ojan Mobedshahi
Name:	Ojan Mobedshahi
Title:	Principal Financial Officer, & Principal Accounting Officer
Date:	4/25/2025

Signature:	/s/ Candice Elder
Name:	Candice Elder
Title:	Board Member
Date:	4/25/2025

Signature:	/s/ Annie Ledbury
Name:	Annie Ledbury
Title:	Board Treasurer (Financial Director)
Date:	4/25/2025

Signature:	/s/ Rakita O’Neal
Name:	Rakita O’Neal
Title:	Board President (Governance Director)
Date:	4/25/2025

Signature:	/s/ Kyndelle Johnson
Name:	Kyndelle Johnson
Title:	Board Member
Date:	4/25/2025